November 11, 2013

VIA FEDERAL EXPRESS



Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: **Pyramid Entertainment, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 3, 2013**
> **File No. 024-10352**

Dear Mr. Dundas:

This letter is a supplemental response to the comment letter of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 11, 2013, to Pyramid Entertainment, Inc. (the "Company") regarding the above-captioned filing of the Company (the "Amended Filing"). On November 5, 2013, Robert Shapiro of the Staff advised the Company's outside counsel and accountants that the Staff was seeking additional clarity regarding the Company's original responses to the Staff's comments restated below.

<u>Consolidated Statement of Stockholders' Equity, page 5</u>

3. Please revise the line item 'Eliminations' to reflect shares exchanged for the common shares of your affiliate Pyramid Media, Inc.

Response:

The 'Eliminations' row was necessary to properly reflect the ending balances as of June 30, 2013. As of December 31, 2012, the statement of stockholders' equity was reported on a combined basis due to common ownership of Pyramid Entertainment, Inc. and Pyramid Media, Inc., and therefore included the equity of both entities. The June 30, 2013 statement is reported on a consolidated basis due to the change of ownership as disclosed in Note 6 to the financial statements. As a result of the Company's financial statements being reported on a consolidated basis as of June 30, 2013, the "subsidiary's equity" is eliminated. In order to remove the elimination row per the Staff's comment, the beginning balances as of December 31, 2012 are reflected as if the statement of stockholders' equity was consolidated at that date. Therefore, the beginning equity will not agree to the ending balances in the December 31, 2012 statement.

<u>Notes to Financial Statements</u>

5.   Please tell us why recording costs of $20,000 are capitalized as indefinite-lived intangible assets. Reference ASC 360 as the guidance for the capitalization of these costs.

Response:

As per FAS 928-340-20 the definition of a record master is:

The master tape resulting from the performance of the artist. It is used to produce molds for commercial record production and other tapes for use in making cartridges, cassettes, and reel tapes. The costs of producing a record master include (a) the cost of the musical talent (musicians, vocal background, and arrangements); (b) the cost of the technical talent for engineering, directing, and mixing; (c) costs for the use of the equipment to record and produce the master; and (d) studio facility charges. Under the standard type of artist contract, the record company bears a portion of the costs and recovers a portion of the cost from the artist out of designated royalties earned. However, either party may bear all or most of the cost.

As per 928-340-25-2and FAS 50:

The portion of the record master cost borne by the record company shall be reported as an asset if the past performance and current popularity of the artist provides a sound basis for estimating that the cost will be recovered from future sales.   The portion of the cost of a record master borne by the record company shall be reported as an asset if the past performance and current popularity of the artist provides a sound basis for estimating that the cost will be recovered from future sales. Otherwise, that cost shall be charged to expense. The amount recognized as an asset shall be amortized over the estimated life of the recorded performance using a method that reasonably relates the amount to the net revenue expected to be realized.

Per the above, the $20,000 asset represents a down payment to two artists for future recordings and is therefore properly recorded as an asset. Once complete, it will be amortized over the estimated life of the asset.

In making its responses, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Allen Jacobi

_____

Allen Jacobi
President

cc: Gerald Adler, Newman & Morrison LLP